1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 9, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Press release on 2023/05/09:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the First Quarter of 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the First Quarter of 2023

TAIPEI, Taiwan, R.O.C. May 9, 2023 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2023. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2023 Financial Highlights

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Total revenue increased by 5.7% to NT$ 54.21 billion.
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Consumer Business Group revenue increased by 4.1% to NT$ 34.05 billion.
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Enterprise Business Group revenue increased by 8.2% to NT$ 17.10 billion.
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International Business Group revenue decreased by 24.3% to NT$ 2.13 billion.
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Total operating costs and expenses increased by 6.1% to NT$ 42.04 billion.
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Operating income increased by 4.4% to NT$ 12.17 billion.
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EBITDA increased by 3.3% to NT$ 22.05 billion.
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Net income attributable to stockholders of the parent increased by 6.4% to NT$ 9.64 billion.
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Basic earnings per share (EPS) was NT$1.24.
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Above mentioned financial indicators, including operating income, EBITDA, and net income, all exceeded our proposed guidance.

“Thanks to the outstanding work and dedication of the Chunghwa team, the first quarter of 2023 started off strong as we beat all financial forecasts amid a challenging macro environment. We demonstrate vibrant growth in our three business groups, all of which delivered positive YoY increases in both revenue and profit.” said Mr. Shui-Yi Kuo, Chairman, and Chief Executive Officer of Chunghwa Telecom.

“Our mobile service revenue increased by 6.6% YoY, which outperformed and led the industry, owing to the upselling resulting from 5G migration and the increase of post-paid subscriber numbers. Our revenue share exceeds our subscriber share by 2.9%, reflecting a healthier subscriber structure. In addition, for our fixed broadband business, we are delighted to announce the subscriber number of 300Mbps and above has passed the 1 million threshold in the first quarter.”

“As for segment-level performance, the consumer business group expanded in both revenue and profit mainly driven by the increase of postpaid subscribers, steady 5G migration and stabilized iPhone supply. Subscribers of Fixed-Broadband, Mobile, and Wi-Fi altogether maintained growth momentum and Home Wi-Fi device subscription numbers increased 1.5 times on a year-over-year basis. Our enterprise business group maintained its growth trajectory achieving an 8.2% year-over-year increase in revenue and a 3.7% year-over-year increase in income before tax, mainly propelled by the strong demand of the ICT business. We showed impressive growth in emerging enterprise application revenue, particularly in 5G private networks and big data services, which all doubled their year-over-year revenue. Additionally, revenue from our cloud service, IDC, and cyber security segments each experienced a more than 30% year-over-year increase in the quarter. We are confident about our strong growth potential and market scale in enterprise sector. The top line of our international business group increased by 24.3% year-over-year attributable to enlarging demands for the international private leased circuit, IDC, and cloud services from global clients.”

“Chunghwa is well positioned to continue its lead going forward, which is underpinned by our strong positions with leading market shares, competitive technologies, and growing customer trust. We believe these strengths will create both near- and long-term value for stakeholders,” Mr. Kuo concluded.

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2023 increased by 5.7% to NT$ 54.21 billion.

Consumer Business Group’s income before tax for the first quarter of 2023 increased 3.3% YoY, while revenue increased by 4.1% to NT$ 34.05 billion. Mobile service revenue increased 7.2% YoY, mainly due to increase in postpaid subscriber growth and stable 5G migration. Fixed-line service revenue was flat, while the fixed broadband revenue grew year over year propelled by the successful upsell of speed upgrade and growth of home Wi-Fi service. In addition, sales revenue increased 4.4% YoY mainly due to the stabilized iPhone supply during the quarter.

Enterprise Business Group’s income before tax for the first quarter of 2023 increased 3.7% YoY, while revenue increased by 8.2% to NT$ 17.10 billion, mainly due to strong ICT business growth, particularly in 5G private networks, IDC, cloud, cyber security and big data services. Other revenue increased by 32.6% year over year due to the recognition of ST-2 satellite compensation from the government. Mobile service business revenue remained flat owing to the continued 5G migration and the growth of international roaming revenue. Fixed-line revenue decreased year-over-year, though digital transformation demand continued to drive up data communication revenue and broadband access revenue.

International Business Group’s income before tax for the first quarter of 2023 increased 13.3% YoY, while revenue increased by 24.3% to NT$ 2.13 billion, mainly driven by emerging business revenue and fixed broadband revenue due to strong demand of international private leased circuit, IDC and cloud services from global clients.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2023 increased by 6.1% to NT$ 42.04 billion, mainly due to higher ICT project cost and cost of goods sold.

Operating Income and Net Income

Income from operations for the first quarter of 2023 increased by 4.4% to NT$ 12.17 billion. The operating margin was 22.5%, as compared to 22.7% in the same period of 2022. Net income attributable to stockholders of the parent increased by 6.4% to NT$ 9.64 billion. Basic earnings per share was NT$1.24.

Cash Flow and EBITDA

Cash flow from operating activities, as of March 31st, 2023, decreased by 5.2% year over year to NT$ 11.21 billion, mainly due to the settlement of salaries payable, and payments to suppliers and maintenance contractors.

Cash and cash equivalents, as of March 31st, 2023, decreased by 16.7% to NT$ 38.72 billion as compared to that as of March 31st, 2022.

EBITDA for the first quarter of 2023 was NT$ 22.05 billion, increasing by 3.3% year over year. EBITDA margin was 40.68%, as compared to 41.61% in the same period of 2022.

Business Highlights

Mobile

As of March 31st, 2023, Chunghwa Telecom had 12.71 million mobile subscribers, representing a 6.1% year-over-year increase. In the first quarter, total mobile service revenue increased by 6.6% to NT$ 15.83 billion, while mobile post-paid ARPU excluding IoT SIMs grew 4.0% year over year to NT$ 536.

Fixed Broadband/HiNet

As of March 31st, 2023, the number of broadband subscribers slightly increased by 0.6% to 4.38 million. The number of HiNet broadband subscribers increased by 1.2% to 3.66 million. In the first quarter, total fixed broadband revenue grew 2.5% year over year to NT$ 10.77 billion, while ARPU increased 0.8% to NT$ 766.

Fixed line

As of March 31st, 2023, the number of fixed-line subscribers was 9.33 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw